UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2025.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _________	Form 40-F √

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated September 22, 2025 - TD Bank Announces Redemption of Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 9 (NVCC)

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 22, 2025	By:	/s/ Sue-Anne Fox
		Name:	Sue-Anne Fox
		Title:	Associate Vice President, Legal, Treasury and Corporate Securities